Exhibit 99.1

FOR IMMEDIATE RELEASE	TSX: WPM
December 13, 2018	NYSE: WPM

WHEATON PRECIOUS METALS REACHES SETTLEMENT ON
CANADIAN TAX DISPUTE REGARDING FOREIGN INCOME

Vancouver, British Columbia - Wheaton Precious Metals™ Corp. (“Wheaton” or the “Company”) is very pleased to announce that it has reached a settlement with the Canada Revenue Agency (“CRA”) which provides for a final resolution of Wheaton’s tax appeal in connection with the reassessment under transfer pricing rules of the 2005 to 2010 taxation years (the “Reassessments”) related to income generated by the Company’s wholly-owned foreign subsidiaries (“Wheaton International”) outside of Canada.

SETTLEMENT HIGHLIGHTS

•	Foreign income on earnings generated by Wheaton International will not be subject to tax in Canada.[1]
•	The service fee charged by Wheaton for the services provided to Wheaton International will be adjusted to:
•	include capital-raising costs associated with Wheaton for the purpose of funding streaming transactions entered into by Wheaton International; and
•	increase the mark-up applied to Wheaton’s cost of providing services to Wheaton International, including the above capital-raising costs, from the current 20% to 30%.

This additional service fee will result in increased income generated by Wheaton in Canada that is subject to Canadian tax.

•	Transfer pricing penalties in the Reassessments will be reversed. Interest will be adjusted consequentially to the adjustments described above, subject to some minor adjustments.
•	These transfer pricing principles will also apply to all taxation years after 2010, including the 2011 to 2015 taxation years which are currently under audit and on a go forward basis. [1]

After the application of non-capital losses, Wheaton does not anticipate any additional cash taxes will arise in respect of the 2005 to 2010 taxation years as a result of the settlement.

“The terms of the settlement are an excellent outcome for Wheaton and its shareholders,” said Randy Smallwood, Wheaton’s President and Chief Executive Officer. "This settlement removes uncertainty with the use of our business model going forward and puts the tax issue behind us so that we can continue to focus on what we do best: building and managing our high-quality portfolio both organically and by accretive acquisitions, as we did earlier this year with the transactions on Vale’s Voisey’s Bay Mine and Sibanye’s Stillwater Mines. With the clarity provided by this settlement, I look forward to our company again being valued solely based on the virtues of its excellent portfolio of high-quality assets and strong growth profile over the coming years.”

CONFERENCE CALL

A conference call will be held on December 14, 2018, starting at 9:00 am (Eastern Time) to discuss the settlement. To participate in the live call please use one of the following methods:

Dial toll free from Canada or the US:	888-231-8191
Dial from outside Canada or the US:	647-427-7450
Pass code:	8993966
Live audio webcast:	www.wheatonpm.com

Participants should dial in ten to fifteen minutes before the call.

The conference call will be recorded and available until December 21, 2018 at 11:59 pm ET. The webcast will be available for one year. You can listen to an archive of the call by one of the following methods:

Dial toll free from Canada or the US:	855-859-2056
Dial from outside Canada or the US:	416-849-0833
Pass code:	8993966
Archived audio webcast:	www.wheatonpm.com

ADVISORS AND COUNSEL

Osler, Hoskin & Harcourt LLP acted as legal counsel to Wheaton.

For further information, please contact:

Patrick Drouin

Senior Vice President, Investor Relations

Wheaton Precious Metals Corp.

Tel: 1-844-288-9878

Email: info@wheatonpm.com

Website: www.wheatonpm.com

End Notes

[1] The application of the settlement to years after 2010 (including the 2011 to 2015 taxation years which are currently under audit) is limited to transfer pricing and will be subject to there being no material change in facts or change in law or jurisprudence.

CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS

The information contained herein contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to:

•	the estimated future production;
•	the future price of commodities;
•	the timing and amount of estimated future production (including 2018 and average attributable annual production over the next five years);
•	the costs of future production;
•	any statements as to future dividends, the ability to fund outstanding commitments and the ability to continue to acquire accretive precious metal stream interests;
•	confidence in the Company’s business structure;
•	the Company’s estimation of the cash taxes payable in respect of the 2005 to 2010 taxation years as a result of the settlement of the CRA dispute; the Company’s assessment of the impact of the settlement of the CRA dispute for years subsequent to 2010; possible audits for taxation years subsequent to 2015; and assessments of the impact and resolution of various tax matters, including outstanding audits; and
•	assessments of the impact and resolution of various legal and tax matters, including but not limited to outstanding class actions.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “projects”, “intends”, “anticipates” or “does not anticipate”, or “believes”, “potential”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:

•	fluctuations in the price of commodities;
•	risks related to the mining operations from which Wheaton purchases precious metals or cobalt (the “Mining Operations”) including risks related to fluctuations in the price of the primary commodities mined at such operations, actual results of mining and exploration activities, environmental, economic and political risks of the jurisdictions in which the Mining Operations are located, and changes in project parameters as plans continue to be refined;
•	absence of control over the Mining Operations and having to rely on the accuracy of the public disclosure and other information Wheaton receives from the owners and operators of the Mining Operations as the basis for its analyses, forecasts and assessments relating to its own business;
•	credit and liquidity risks;
•	indebtedness and guarantees risks;
•	mine operator concentration risks;
•	hedging risk;
•	competition in the mining industry;
•	risks related to Wheaton’s acquisition strategy;
•	risks in estimating cash taxes payable in respect of the 2005 to 2010 taxation years and assessing the impact of the settlement with the CRA for years subsequent to 2010, including whether there will be any material change in the Company’s facts or change in law or jurisprudence;
•	differences in the interpretation or application of tax laws and regulations or accounting policies and rules;
•	Wheaton’s interpretation of, or compliance with, tax laws and regulations or accounting policies and rules, being found to be incorrect or the tax impact to the Company’s business operations being materially different than currently contemplated;
•	litigation risk associated with a challenge to the Company’s tax filings;
•	litigation risk associated with outstanding legal matters;
•	risks related to claims and legal proceedings against Wheaton or Mining Operations;
•	risks relating to unknown defects and impairments;
•	risks relating to security over underlying assets;
•	risks related to ensuring the security and safety of information systems, including cyber security risks;
•	risks related to the adequacy of internal control over financial reporting;
•	risks related to governmental regulations;
•	risks related to international operations of Wheaton and the Mining Operations;
•	risks relating to exploration, development and operations at the Mining Operations;
•	risks related to the ability of the companies with which Wheaton has precious metal purchase agreements to perform their obligations under those precious metal purchase agreements in the event of a material adverse effect on the results of operations, financial condition, cash flows or business of such companies;
•	risks related to environmental regulations and climate change;
•	the ability of Wheaton and the Mining Operations to obtain and maintain necessary licenses, permits, approvals and rulings;

•	the ability of Wheaton and the Mining Operations to comply with applicable laws, regulations and permitting requirements;
•	lack of suitable infrastructure and employees to support the Mining Operations;
•	uncertainty in the accuracy of mineral reserve and mineral resource estimates;
•	inability to replace and expand mineral reserves;
•	risks relating to production estimates from Mining Operations, including anticipated timing of the commencement of production by certain Mining Operations; and
•	other risks discussed in the section entitled “Description of the Business - Risk Factors” in Wheaton’s Annual Information Form available on SEDAR at www.sedar.com, and in Wheaton’s Form 40-F for the year ended December 31, 2017 and Form 6-K filed March 21, 2018 both on file with the U.S. Securities and Exchange Commission in Washington, D.C., together with Wheaton’s subsequent financial statements and related management’s discussion and analysis available on SEDAR and filed on Form 6-K (the “Disclosure”).

Forward-looking statements are based on assumptions management currently believes to be reasonable, including but not limited to:

•	that each party will satisfy their obligations in accordance with the precious metal purchase agreements;
•	that there will be no material adverse change in the market price of commodities;
•	that the Mining Operations will continue to operate and the mining projects will be completed in accordance with public statements and achieve their stated production estimates;
•	that Wheaton will continue to be able to fund or obtain funding for outstanding commitments;
•	that Wheaton will be able to source and obtain accretive precious metal stream interests;
•	that Wheaton’s estimation of cash taxes payable in respect of the 2005 to 2010 taxation years as a result of the settlement of the CRA dispute and the Company’s assessment of the impact of the settlement of the CRA dispute for years subsequent to 2010 are accurate, including the Company’s assessment that there will be no material change in the Company’s facts or change in law or jurisprudence for years subsequent to 2010;
•	expectations regarding the resolution of legal and tax matters, including the ongoing class action litigation; and
•	such other assumptions and factors as set out in the Disclosure.

Although Wheaton has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Wheaton. Accordingly, readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary. The forward-looking statements included herein are for the purpose of providing investors with information to assist them in understanding Wheaton’s expected financial and operational performance and may not be appropriate for other purposes. Any forward looking statement speaks only as of the date on which it is made. Wheaton does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.